FORM 51-102F3

MATERIAL CHANGE REPORT FOR ENTERRA ENERGY TRUST

ITEM  1

Name and Address of Company:

Enterra Energy Trust.

2600, 500 – 4th Avenue S.W.

Calgary, Alberta

T2P 2V6

ITEM  2

Date of Material Change:

The material change occurred on February 7, 2006.

ITEM  3

News Release:

A news release was issued on February 7, 2006 via Business wire (including CNN Matthews).

ITEM  4

Summary of Material Change:

On February 7, 2006, Enterra Energy Trust announced that it has been approved for the listing of its trust units on the New York Stock Exchange.

ITEM  5

Full Description of Material Change:

On February 7, 2006, Enterra Energy Trust announced that it has been approved for the listing of its trust units on the New York Stock Exchange.  Subject to Enterra’s selection of a specialist and the receipt by the NYSE of a filing with the Securities and Exchange Commission, trading on the New York Stock Exchange will commence on Thursday, February 9, 2006 under the symbol “ENT”.  Following commencement of trading on the NYSE, Enterra’s trust units will cease trading on the Nasdaq Stock Market under the symbol “EENC.”  Enterra Trust Units will continue to be traded on the Toronto Stock Exchange under the symbol : TSX:ENT.UN.

On February 6, 2006, Enterra submitted its filing to the Securities and Exchange Commission.  On February 8, 2006, Enterra selected its specialist.

Complete details are available at www.sedar.com.

ITEM  6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM  7

Omitted Information:

Not applicable.

ITEM  8

Executive Officers:

Reg Greenslade, Chairman and E. Keith Conrad, President and CEO are knowledgeable about the material change set forth herein and can be reached at (403) 263-0262 (telephone).

ITEM  9

Date of Report:

February 8, 2006.